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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

April 17, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Edwin Kim Ms. Barbara C. Jacobs Mr. Ryan Rohn Mr. Stephen Krikorian

Re:	CrowdStrike Holdings, Inc. Draft Registration Statement on Form S-1 (CIK No. 0001535527) Submitted February 25, 2019

Ladies and Gentlemen:

On behalf of our client, CrowdStrike Holdings, Inc. (the “Company” or “CrowdStrike”), we are submitting this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 22, 2019 (the “Comment Letter”) relating to the above-referenced draft registration statement on Form S-1 of the Company, confidentially submitted February 25, 2019 (the “Draft Registration Statement”). The Company is concurrently confidentially submitting a revised version of the Draft Registration Statement (the “Revised Draft Registration Statement”), including changes in response to the Staff’s comments. For your convenience, we are providing by overnight delivery to the Staff courtesy copies of the Revised Draft Registration Statement that have been marked to show changes from the Draft Registration Statement as well as a copy of this letter.

We are responding to comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics each of the comments number 1 through 12, as set forth in the Comment Letter, together with the Company’s responses thereto. All page references in the Company’s responses are to the Revised Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Revised Draft Registration Statement.

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Prospectus Summary, page 1

1.              Please revise your prospectus summary to clarify that your executive officers, directors and current 5% or more stockholders and their respective affiliates have substantial control over you, beneficially owning more than 73% of your common stock outstanding on an as-converted basis. Please also clarify in your summary that your three principal stockholders and their affiliates, in aggregate, beneficially own over 62% of your common stock outstanding on an as-converted basis.

Response: The Company has revised the disclosure on pages 10 and 13 of the Revised Draft Registration Statement to address the Staff’s comment.

2.              On pages 7 and 8, you indicate that you believe your directly addressable opportunity in the Managed Security Services segment to be $4.4 billion in 2019 and is expected to reach $5.1 billion in 2021. Please disclose the basis for these estimates, including material assumptions, and clarify why your Managed Security Services directly addressable opportunity is smaller than the industry report data you provided on page 7. Further, please clarify here or on page 60 whether you believe the market and industry data is reasonable.

Response: The Company has revised the disclosure on pages 8, 62, and 119 of the Revised Draft Registration Statement to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 78

3.              You indicate on page 78 that you expect to increase the number of your small and medium-sized business customers. Your growth strategy involves both acquiring new customers and further penetrating existing customers through your land-and-expand strategy. Please clarify how you define small and medium-sized customers and consider stratifying your customer base to indicate the portion of customers that are small and medium size as part of your Subscription Customers key metric table.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company classifies customers and prospective customers as small and medium-sized business customers primarily to guide its sales and marketing effort.  The Company defines small and medium-sized customers as customers that it believes have fewer than 2,500 total endpoints.  Many of the Company’s customers do not deploy the Company’s offering across all of the customer’s endpoints.  As the Company is not always able to ascertain the total number of endpoints that a customer has in its environment, it frequently estimates the customer’s total number of endpoints based on information available as to the customer’s number of employees, which is often not available and is subject to error or change.  The Company believes that in light of the significant risk of error inherent in the Company’s definition of small and medium-sized customers, quantifying the portion of the Company’s customers that are small and medium-sized would not enhance an investor’s understanding of the Company’s business.

Results of Operations

Nine Months Ended October 31, 2017 and 2018

Revenue, page 87

4.              Your disclosure indicates that the growth in subscription revenue for the nine months ended October 31, 2018, a 144% increase, was primarily attributable to the increase in your subscription customer base. We further note your disclosure on page 83 that subscription revenue is driven primarily by the number of subscription customers, the number of endpoints per customer, and the number of cloud modules included in the subscription. In addition, we note your Dollar-Based Retention Rates table on page 76 and your Cloud Module Adoption table on page 77. Given the growth rate presented in each of these tables, it appears that your revenue growth is also attributable to increases in revenue from existing customers. Please revise your disclosures to separately quantify the amount of the increase that is from existing customers and from new customers. Your disclosures should also quantify the underlying drivers that are increasing existing customer sales such as disclosing the amount that is attributable to an increase in the number of endpoints and the number of cloud modules. Refer to Section III.D of SEC Release No. 33-6835. Similar concerns apply to your Revenue disclosures for the fiscal years ended January 31, 2017 and 2018 on page 92.

Response: The Company has revised the disclosure on pages 90, 91, and 95 of the Revised Draft Registration Statement to address the Staff’s comment.

Our Solution, page 113

5.              Your disclosure indicates that you recently launched the CrowdStrike Store which introduces a unified Security Cloud ecosystem of trusted partners and applications to your customers. Tell us if you receive a commission or similar fee if a customer purchases an application from the CrowdStrike Store. Tell us and disclose, if material, your revenue recognition policy for this revenue stream.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the CrowdStrike Store was launched on February 6, 2019 and thus has not generated any revenue for the periods presented. The CrowdStrike Store opens the Company’s Falcon platform to third-party applications, enabling a single-agent, single-cloud ecosystem experience for customers confronting an increasingly dangerous and complex threat landscape. Under the CrowdStrike Store terms and conditions, the Company is due a percentage of all “Partner Offering Revenue” that the Company’s partner establishes and collects from end customers through the CrowdStrike Store. Partner Offering Revenue is defined as offering fees less any applicable taxes, duties, penalties, credits, discounts, offsets and chargebacks. Partners are required to report such revenue to the Company on a monthly basis, and the Company will invoice the partner on a quarterly basis.

The Company respectfully advises the Staff that through January 31, 2019, no revenue has been generated from the CrowdStrike Store.  Accordingly, the Company has not disclosed its revenue recognition policy with regard to this revenue stream.

Management

Board of Directors, page 133

6.              Warburg Pincus will have the right to proportionately designate a number of directors as compared to the number of shares it holds if it beneficially owns a minimum of 5% of the total shares of common stock outstanding. Warburg Pincus and its affiliates currently beneficially owns approximately 30.8% of the total common stock outstanding on an as-converted basis and has designated two current board members, Messrs. Davis and Landy, to the current board of nine directors. Please clarify the beneficial ownership percentages that Warburg Pincus must hold to have the right to designate 2 or 3 directors before the next annual meeting.

Response: The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Stockholders Agreement has been amended such that the provisions relating to the selection and nomination of our directors will terminate upon the closing of the Company’s initial public offering (“IPO”). The Company has revised the disclosure on page 135 of the Revised Draft Registration Statement to address the Staff’s comment.

7.              In section 2(g) of your Stockholders Agreement, Exhibit 4.1, certain investors have board observer rights, including CapitalG, an affiliate of Google LLC and a principal stockholder. Please describe your board observer rights and identify anyone designated as a board observer pursuant to this provision of your Stockholders Agreement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that board observer rights will automatically terminate upon the closing of the Company’s IPO pursuant to Section 5(a) of the Stockholders Agreement. The Company is therefore respectfully of the view that additional disclosure about board observer rights is not material to investors.

Stockholders Agreement, page 152

8.              While certain provisions of the Stockholders Agreement will expire upon the close of the IPO, the Stockholders Agreement provides detailed provisions of how the board, its committees, and board observers were nominated and appointed. To the extent current board members or committee members were appointed pursuant to the Stockholders Agreement, please clarify this in your registration statement.

Response: The Company has revised the disclosure on page 135 of the Revised Draft Registration Statement to address the Staff’s comment.

9.              Please expand your description of the Stockholders Agreement to discuss material provisions that will survive the close of your IPO, such as the composition of the board, the board committees, and use of names provisions.

Response: As a result of the amendment to the Stockholders Agreement discussed in the Company’s response to Comment 6 above, there are no longer any material provisions of the Stockholders Agreement that will survive the closing of the IPO. After the closing of the IPO, no stockholder of the Company will have a contractual right to designate a director to the Company’s board of directors, or to appoint any director to a committee of the Company’s board of directors.  The use of names provision will survive the Company’s IPO, but the Company does not believe this provision is material to the Company.

Notes to Consolidated Financial Statements

Note 13, Geographic Information, page F-51

10.       Please clarify if any foreign countries individually represented 10% or more of revenue in the periods presented. Refer to ASC 280-10-50-41.a.

Response: The Company has revised the disclosure on page F-48 of the Revised Draft Registration Statement to address the Staff’s comment. The Company advises the Staff that there were no foreign countries that individually represented 10% or more of the Company’s revenue in the periods presented.

General

11.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s request, the Company will supplementally provide, under separate cover, all of the written materials presented to potential investors in reliance on Section 5(d) of the Securities Act.

12.       If you intend to use graphics in your prospectus, other than those already provided, please submit such materials to the staff on a supplemental basis and provide any support for any claims contained therein. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

Response: The Company respectfully advises the Staff that it will submit any graphics that are intended to be included in a prospectus on a supplemental basis under separate cover.

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We appreciate your assistance with this matter. Please do not hesitate to contact me at (650) 752-2004 or alan.denenberg@davispolk.com or Emily Roberts at (650) 752-2085 or emily.roberts@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan F. Denenberg
Alan F. Denenberg

cc:	George Kurtz, President and Chief Executive Officer, CrowdStrike Holdings, Inc.
Burt Podbere, Chief Financial Officer, CrowdStrike Holdings, Inc.
Cathleen Anderson, Vice President, Legal, CrowdStrike Holdings, Inc.
David J. Segre, Partner, Cooley LLP
Jon C. Avina, Partner, Cooley LLP
Jonie I. Kondracki, Partner, Cooley LLP

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